FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of July


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

BG Group plc
11 July 2005
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

FMR Corp. and Fidelity International Ltd and their Direct and Indirect Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder in FMR Corp. and Fidelity International Limited.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/ Registered name                                           Shares held
State Street Hong Kong                                                  42,600
State Street Bank and TR Co                                            541,100
Bank of New York Europe LDN                                          4,443,307
JP Morgan Bournemouth                                                2,760,343
Master Trust Bank of Japan                                             364,556
Nomura Trust & Banking                                                 134,730
Trust&Cust SVCS BK Ltd, TOKO                                           100,850
Bank of New York Brussels                                            1,160,200
Brown Bros Harrimn Ltd Lux                                          32,249,870
Chase Manhattan Bank AG Frankfurt                                    1,141,015
ING Luxembourg                                                          86,432
JP Morgan Bournemouth                                                2,388,375
Morgan Stanley London                                                   20,218
National Australia Bank Melbourne                                    1,530,255
Northern Trust London                                                  832,090
State Street Bk & Tr Co Lndn                                           732,415
State Street Bank Australia                                            422,630
State Street T&B Co Ltd Tokyo                                          118,932
Bermuda Trust Far East HK                                              641,228
JP Morgan, Bournemouth                                              54,952,241
Brown Brothers Harriman and Co                                          23,700
JP Morgan Chase Bank                                                22,577,800
Mellon Bank N.A.                                                       441,600
Northern Trust London                                                  368,000
State Street Bank & Tr Co                                              890,793
Bank of New York                                                     1,061,370
Brown Brothers Harriman and Co                                       6,351,761
CIBC Mellon Trust                                                      764,358
JP Morgan Chase Bank                                                 2,309,927
Mellon Bank N.A.                                                     3,550,304
Northern Trust Co                                                    4,674,707
Royal Trust - Toronto                                                   97,845
State Street Bank & Tr Co                                           12,594,656
Bank of New York Brussels                                            5,624,120
Bankers Trust London                                                   706,500
Chase Manhattan London                                                  36,200
Chase Manhattan Bk AG Frankfurt                                        262,741
Clydesdale Bank Plc                                                    366,600
Dexia Privatbank                                                        30,900
HSBC Bank Plc                                                          436,055
JP Morgan, Bournemouth                                               7,351,883
JP Morgan Chase Bank                                                   558,000
Mellon Bank                                                          2,715,452
Midland Securities Services                                            355,300
Northern Trust London                                                9,212,030
Societe Generale                                                       149,720
State Str Bk and Tr Co LNDN                                          4,409,860
State Street Munich                                                     86,592
State Street Bank and TR Co                                            222,000
Mellon Bank N.A.                                                         4,000
Brown Brothers Harriman and Co                                         115,000
Citibank NA                                                          1,974,500
JP Morgan Chase Bank                                                 5,295,500
Brown Brothers Harriman and Co                                       3,747,000
JP Morgan Chase Bank                                                 1,000,000
Brown Brothers Harriman and Co                                         437,500
Mellon Bank N.A.                                                     5,625,500
Brown Brothers Harriman and Co                                         508,500

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

8 July 2005

12. Total holding following this notification

211,601,661 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

5.98%

14. Any additional information

Shares in issue as at 8 July 2005 - 3,541,092,119

15. Name of contact and telephone number for queries

Carol Inman - 0118 935 3222

16. Name and signature of authorised company official responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

11 July 2005

www.bg-group.com





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 11 July, 2005                                  By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary